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                                                                     EXHIBIT 1.1



       K N ENERGY AND TOM BROWN COMPLETE FORMATION OF NEW ENERGY ALLIANCE

Lakewood, CO - K N Energy, Inc. (NYSE-KNE) and Tom Brown, Inc. (NASDAQ-TMBR) today reported they have finalized the previously announced strategic alliance between the companies through the exchange of K N Energy's wholly-owned gas and oil subsidiary, K N Production Company, to Tom Brown, Inc. and the joint formation of Wild Horse, LLC, a new gas services company.

K N Energy and Tom Brown, Inc. formed Wild Horse to provide gathering, processing, marketing, storage and field services to Rocky Mountain gas and oil producers and others. Wild Horse will also pursue the construction or acquisition of gathering, processing and storage assets in areas of the Rocky Mountain region where K N Production Company or Tom Brown, Inc. currently own reserves. The recent announcement that K N Energy plans to acquire an 850-mile crude oil pipeline and convert it to natural gas service provides significant additional opportunity for Wild Horse.

Wild Horse will be operated by K N Energy under the direction of an operating team with equal representation from K N Energy and Tom Brown, Inc. Wild Horse is jointly owned by K N Energy (55 percent) and Tom Brown, Inc. (45 percent).

"This is a significant strategic alliance for K N Energy in the Rocky Mountain region with a premier low-cost producer," said Larry D. Hall, President and Chief Executive Officer of K N Energy. "This alliance advances K N Energy's strategy by leveraging our existing reserves into greater opportunity through additional gathering, processing, marketing, field services and storage."

"It is an exciting opportunity to join with the innovative and exceptional leadership of K N Energy in a joint venture that will benefit both companies," said Donald L. Evans, Chairman and Chief Executive Officer of Tom Brown, Inc. "Wild Horse will incorporate the knowlege and perspective of both a producer and a gas services company to provide better services from wellhead to burnertip."

Tom Brown, Inc. acquired K N Production Company in exchange for approximately
0.9 million shares of Tom Brown common stock and 1.0 million shares of a new 7% convertible preferred stock.

Tom Brown, Inc. is an independent energy company engaged in the domestic exploration for, and the acquisition, development, production and sale of, natural gas and crude oil. As of December 31, 1994, the Company's natural gas reserves were approximately 180 billion cubic feet and its oil reserves were approximately 4.5 million barrels. Tom Brown, Inc. recently announced it intends to acquire substantially all the assets of Presidio Oil Co.

K N Energy is a natural gas services company and has operations in eight states. The services provided include gas gathering, processing, marketing, storage, transportation and retail gas distribution services. K N Energy has annual sales exceeding $1 billion and assets of approximately $1.2 billion.

Release Date:  Immediate release - February 1, 1996
               Contacts:  K N Energy, Inc. - Karla Kimrey - (303) 763-3489
                          Tom Brown, Inc. - Donald L. Evans - (915) 682-9715




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